EXHIBIT 17.1

Target Acquisitions I, Inc.,
a Delaware corporation

The undersigned, being an officer and director of Target Acquisitions I, Inc., does hereby resign from all positions as such officer and director effective as of the appointment of Vincent J. McGill as a director of the Company.

Dated as of May 9, 2011

/s/Peter Zahariou
    Peter Zachariou